Fashion Net, Inc.
11088 Arcadia Sunrise Drive
Henderson, Nevada

November 5, 2009

To:	Gopal R. Dharia
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Fashion Net, Inc. (the “Registrant”)
Item 4.01 Form 8-K
Filed August 5, 2009
File No.: 333-153826

Dear Mr. Dharia:

The Registrant has revised Item 4.01 on Form 8-K, originally filed on August 5, 2009, pursuant to your letter dated August 31, 2009.

Please also note the Registrant reaffirms that it plans to have De Joya Griffith & Company, LLC, its new certified independent accounting firm, re-audit the year ended December 31, 2008, when the year ending December 31, 2009 is being audited, or as may be necessary or required.

If you have any questions, please do not hesitate to contact the undersigned at (702) 524-1091.

Sincerely,

/s/ Evelyn Meadows

Evelyn Meadows
President and Director
Fashion Net, Inc.